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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)


                              Altris Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   022091 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Norman L. Smith
                      Solomon Ward Seidenwurm & Smith, LLP
                            401 B Street, Suite 1200
                               San Diego, CA 92101
                                 (619) 231-0303
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 21, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       1
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CUSIP No. 022091 10 2                 13D                      Page 2 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Spescom Limited
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     South Africa
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         18,542,381

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         18,542,381

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,542,381
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     65.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 022091 10 2                 13D                      Page 3 of 4 Pages


This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and supplements the Schedule 13D filed by Spescom Limited ("Spescom") by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission. Items 3 - 5 are hereby supplemented as follows:

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

On April 21, 2000, Spescom purchased an additional 5,285,714 shares of Common Stock of Altris Software, Inc.("Altris"), for $3.7 million. In addition, effective April 21, 2000, $3,000,000 of Subordinated Debt and $3,000,000 of Convertible Preferred Stock of Altris owned by Spescom, along with related accrued interest and dividends, was converted into 9,528,096 shares of Altris Common Stock.

The source of the funds for the purchase of the Altris Common Stock is Spescom's working capital.

________________________________________________________________________________
Item 4. Purpose of Transaction.

Spescom acquired the Altris Common Stock as a strategic investment due to Altris's synergistic technology, established customer base, and established sales and support infrastructure.

As part of the transaction,

- Altris transferred the balance of its 40% holding in Altris Software Limited (UK)("ASL") to Spescom;

- Spescom sold all the rights to its EMS 2000 knowledge management software to Altris, which will be integrated with Altris's eB technology;

- the Altris board of directors will be reconstituted to incorporate two Spescom representatives together with three current Altris board members;

- ASL will retain the exclusive distribution rights for the Altris products for all regions excluding North and South America, Mexico and the Caribbean subject to achieving minimum annual royalty commitments.

Although the foregoing reflects activities presently contemplated by Spescom with respect to Altris, the foregoing is subject to change at any time, and there can be no assurance that Spescom will take any of the actions set forth above. Except as set forth above, Spescom has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

Spescom will beneficially own an aggregate of 18,542,381 shares of Common Stock of Altris, which represents approximately 65.7% of the issued and outstanding shares of Common Stock of Altris. Spescom has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 18,542,381 shares of Altris Common Stock it beneficially owns.

                                       3
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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     5 May 2000
                                     -------------------------------------------
                                                         (Date)


                                                /S/ HILTON ISAACMAN
                                     -------------------------------------------
                                                       (Signature)


                                     Hilton Isaacman, Director Corporate Finance
                                     -------------------------------------------
                                                    (Name/Title)




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).